Exhibit 99.7
PRESS RELEASE
Aya Gold & Silver Announces February 2025 Production Results

Montreal, Quebec, March 11, 2025 - Aya Gold & Silver Inc. (TSX: AYA; OTCQX: AYASF) (“Aya” or the “Corporation”) is pleased to announce production of 357,333 ounces (“oz”) of silver (“Ag”) in February at its Zgounder Silver Mine, located in the Kingdom of Morocco.
2025 Production Metrics

Production Metrics		January 2025	February 2025[1]
Silver production	oz/month	383,515	357,333
	oz/day	12,371	12,762
Tonnes processed	kt	88,686	78,755
Milling rate	t/op.h2	126	133
Silver recovery	%	87	83
Mill availability	%	95	88
Mine production	t	50,403	68,967
1.    Includes five days of planned shut down of the grinding mill of the flotation plant
2.    Tonnes per operating hour

February Production Highlights
●
Silver (“Ag”) production of 357,333 oz in February 2025 or 12,762 oz per day; an increase in average daily silver production based on 23 days of operation due to lower availability as a result of a planned shutdown.

●	Silver recovery of 83% in February 2025 due to oxidized ore processing and plant shut down.

●	Combined mill availability of 88% in February 2025.

●	Mine production of 68,967t in February 2025, which represents a 37% increase over January 2025.

"I am pleased to share that we continue to improve the production rate at Zgounder. We see a month-over-month increase in the daily average silver production, but also in the milling and mining rates from January to February 2025. This strong performance is driven by improved mine production, alongside sustained processing capacity over 2,800 tpd since January,” said President & CEO Benoit La Salle. "This achievement included a planned shutdown in a short month, and highlights our disciplined execution and operational strength, setting the stage for sustained production growth and record profitability in 2025."
Q4 and Full Year 2024 Conference Call Details
As previously announced, Aya will release its Q4 and Full-Year 2024 results on March 28, 2025 before market-open. Management will host a conference call on the same day at 9 a.m. Eastern Time to discuss the Corporation’s financial and operational results.
Webcast link: https://edge.media-server.com/mmc/p/gq6awkxb
Instructions for obtaining conference call dial-in numbers:
1.    Click on the following call link and complete the online registration form.
https://register-conf.media-server.com/register/BI3868fe7783244ac1995e4adc45e7520a
2.    Upon registering you will receive the dial-in info and a unique PIN to join the call as well as an email confirmation with the details.
3.    Select a method for joining the call: a) Dial-In: A dial in number and unique PIN are displayed to connect directly from your phone; or b) Call Me: Enter your phone number and click “Call Me” for an immediate callback from the system. The call will come from a US number.
The live webcast will be archived and will be available for replay. Presentation slides that will accompany the conference call will also be posted on Aya’s website.
About Aya Gold & Silver Inc.
Aya Gold & Silver Inc. is a rapidly growing, Canada-based silver producer with operations in the Kingdom of Morocco.
The only TSX-listed pure silver mining company, Aya operates the high-grade Zgounder Silver Mine and is exploring its properties along the prospective South-Atlas Fault, several of which have hosted past-producing mines and historical resources. Aya’s Moroccan mining assets are complemented by its Tijirit Gold Project in Mauritania, which, subject to the announcement of September 12, 2024, will be developed by Mx2 Mining, a new spinout gold-growth company.

Aya’s management team has been focused on maximizing shareholder value by anchoring sustainability at the heart of its operations, governance, and financial growth plans.
For additional information, please visit Aya’s website at www.ayagoldsilver.com.
Or contact

Benoit La Salle, FCPA, MBA President & CEO benoit.lasalle@ayagoldsilver.com	Alex Ball VP, Corporate Development & IR alex.ball@ayagoldsilver.com
Forward-Looking Statements
This press release contains certain statements that constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”), which reflects management’s expectations regarding Aya’s future growth and business prospects (including the timing and development of new deposits and the success of exploration activities) and other opportunities. Wherever possible, words such as “continue”, “announce”, “planned”, ““confirm”, “growth”, “near”, “add”, and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are “likely” to be taken, occur or be achieved, have been used to identify such forward-looking information. Specific forward-looking statements in this press release include, but are not limited to, statements and information with respect to the capacity of the Corporation to achieve continued improved production results namely mining, milling, processing, recoveries and overall production. Although the forward-looking information contained in this press release reflect management’s current beliefs based upon information currently available to management and based upon what management believes to be reasonable assumptions, Aya cannot be certain that actual results will be consistent with such forward-looking information. Such forward-looking statements are based upon assumptions, opinions and analysis made by management in light of its experience, current conditions, and its expectations of future developments that management believe to be reasonable and relevant but that may prove to be incorrect. These assumptions include, among other things, the ability of the plant to operate per its designed and intended purpose, the ability to obtain any requisite governmental approvals, obtaining regulatory permits for on-site work, importing goods and machinery and employment permits, the accuracy of Mineral Reserve and Mineral Resource Estimates (including, but not limited to, ore tonnage and ore grade estimates), the price of silver, the price of gold, exchange rates, fuel and energy costs, future economic conditions, anticipated future estimates of free cash flow, and courses of action. Aya cautions you not to place undue reliance upon any such forward-looking statements.
The risks and uncertainties that may affect forward-looking statements include, among others: the inherent risks involved in exploration and development of mineral properties, including government approvals and permitting, changes in economic conditions, changes in the worldwide price of silver gold and other key inputs, changes in mine plans (including, but not limited to, throughput and recoveries being affected by metallurgical characteristics) and other factors, such as project execution delays, many of which are beyond the control of Aya, as well as other risks and uncertainties which are more fully described in Aya’s 2023 Annual Information Form dated March 28, 2024, and in other filings of Aya with securities and regulatory authorities which are available on SEDAR+ at www.sedarplus.ca. Aya does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs, and opinions change. Nothing in this document should be construed as either an offer to sell or a solicitation to buy or sell Aya securities. All references to Aya include its subsidiaries unless the context requires otherwise.